

Mail Stop 3561   June 1, 2018

Via E-mail
Ms. Elif Lévesque
Chief Financial Officer
Osisko Gold Royalties Ltd.
1100 avenue des Canadiens-de-Montréal
Suite 300, Montreal, Québec H3B 2S2

>   **Re: Osisko Gold Royalties Ltd.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2017**
>   **Filed March 29, 2018**
>   **File No. 001-37814**

Dear Ms. Lévesque:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2017

Exhibit 99.1
Schedule F page 175

1.   We note your disclosure of mineralization for Mantos Blancos of 99Mt with an average grade of 4.88 g/t and your statement that silver mineralization is not included in the resource estimate. Please tell us if your silver mineralization is Canadian National Instrument (NI) 43-101 compliant and, if not, explain the basis for including this estimate in your filing.

Exhibit 99.3
Management's Discussion and Analysis page 2

2.   We note your disclosure indicating that Gibraltar is a cornerstone asset however your disclosure beginning on page 22 of Exhibit 99.1 does not include Gibraltar as a

Ms. Elif Lévesque
Osisko Gold Royalties Ltd
June 1, 2018
Page 2

cornerstone asset. Please clarify and tell us if you consider your cornerstone assets to be material properties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining